Exhibit 12.1

Altrta Industrial Motion

Ratio of Earnings to Fixed Charges

($ in 000’s)

			Predecessor
	6 mths.	From	11 mths.
	ended	Inception	ended	Yr.-ended	Yr.-ended	Yr.-ended
	July 1,	Dec. 1-31	Nov.30	Dec.31	Dec.31	Dec.31
	2005	2004	2004	2003	2002	2001
Net income (loss)	$1,800	$(1,527)	$6,767	$(8,933)	$(108,296)	$(338)
Adjustments to net loss:
Cumulative effect of change accounting principle-goodwill impairment	—	—	—	—	83,412	—
Loss from discontinued operations	—	—	—	—	700	1,867
Interest expense	8,797	1,450	4,294	5,368	5,489	6,655
Interest component of operating rental expense	152	40	440	488	472	424
Income taxes	1,201	(248)	5,430	(1,592)	2,455	4,794
Earnings	$11,950	$(285)	$16,931	$(4,669)	$(15,768)	$13,402

Fixed charges:
Interest expense	$8,797	$1,450	$4,294	$5,368	$5,489	$6,655
Interest component of operating rental expense	152	40	440	488	472	424

Total fixed charges	$8,949	$1,490	$4,734	$5,856	$5,961	$7,079

Ratio(1)(2)	1,34	—	3.58	—	—	1.89

(1)                                  For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes, discontinued operations, cumulative effect of change in accounting principle charges and fixed charges. Fixed charges represent interest expense and a portion of rental expense which we believe is representative of the interest component of rental expense.

(2)                                  Earnings were insufficient to cover fixed charges in the period December 1 to December 31, 2004, and each of the years ended December 31, 2003 and 2002 by $1.8 million, $10.5 million, and $21.7 million, respectively.